Shoe Pavilion, Inc. Announces Second Quarter 2007 Results

Sherman Oaks, Calif. – (Business Wire) – August 9, 2007 – Shoe Pavilion, Inc. (Nasdaq:SHOE):

Shoe Pavilion, Inc. (Nasdaq:SHOE) today announced financial results for the second quarter ended June 30, 2007.

Net sales increased 19.5%, or $6.1 million, to $37.5 million from $31.4 million for the second quarter ended June 30, 2007. Comparable store net sales for the second quarter decreased 1.0% from the same period in fiscal 2006. Sales from our new stores and relocated stores contributed $9.1 million in the second quarter ended June 30, 2007.

Gross profit was 29.3% in the second quarter compared to 34.9% in the same period last year. The decrease primarily reflects higher occupancy costs due to the rapid rollout of new stores during the past year and a reduction in selling margins. Selling, general and administrative expenses increased to 32.5% of net sales compared to 29.2% in the year-ago period primarily reflecting de-leveraging from the lower than expected net sales.

A net loss of $1.1 million was incurred in the second quarter, or $0.11 per diluted share, compared to net income of $1.0 million, or $0.10 per diluted share, for the second quarter of 2006.

Dmitry Beinus, Chief Executive Officer, stated, "Our results for the second quarter are lower than we initially anticipated as a result of outside factors which continue to affect the 24 stores opened in the last year. Most of the stores we rolled out in 2006 were in new shopping centers where we have experienced slower than expected traffic due to ongoing construction as well as it taking longer than planned for other retailers to open stores at those centers. In addition, several of the stores were in new regions where we lacked critical mass. Our near-term goal is to open new stores only in existing markets to boost the economies of scale and the leveraging effects of our cluster strategy."

"Despite the recent performance of our stores opened in the last year, it is important to note that our core business continues to perform well. While we experienced lower than planned sales at our newer stores, we were able to achieve a 1.5% increase in comparable store sales, excluding six stores opened in 2006, and a 19.5% increase in net sales versus the second quarter of 2006. As a group, stores that were opened before January 1, 2006 met our expectations and generated strong increases in both sales and operating income for the quarter. Based on the results achieved across our store base, we continue to be confident in our merchandise strategy and assortment. In addition, we continue to believe our newer stores will ramp up to generate sales growth and operating margin in line with our more mature stores, just over a longer period of time than we had originally expected."

Shoe Pavilion will file its Quarterly Report on Form 10-Q for the second quarter of 2007 on Thursday, August 9, 2007, after the close of the stock market. The Form 10-Q will be available on the SEC website at www.sec.gov and the Shoe Pavilion website at www.shoepavilion.com as soon as practicable after the filing.

About Shoe Pavilion

Shoe Pavilion is an independent off-price footwear retailer. We offer a broad selection of women's, men's and children's designer label and name brand footwear, typically at 20% to 60% below department store regular prices for the same shoes. We currently operate 108 stores in California, Washington, Oregon, Arizona, Nevada, Texas and New Mexico. More information on Shoe Pavilion can be found by visiting the Company's web site at www.shoepavilion.com.

Business Risks and Forward Looking Statements

This press release contains forward-looking statements relating to, among other things, results deemed to be achievable by management in 2007 and store opening plans. Sales and earnings trends are also affected by many other factors including, among others, the performance of existing and newly-opened stores, world and national political events, including general economic conditions, the effectiveness of our promotions and merchandising strategies, the efficient operation of our supply chain, including the support of our key vendors, our effective management of business risks, including litigation, and competitive factors applicable to our retail markets.

In light of these risks, the forward-looking statements contained in this press release are not guarantees of future performance and in fact may not be realized. Our actual results could differ materially and adversely from those expressed in this press release. Further, the statements made by us above represent our views only as of the date of this press release, and it should not be assumed that the statements made herein remain accurate as of any future date. We do not presently intend to update these statements prior to our next quarterly earnings release and undertake no duty to any person to effect any such update under any circumstances.

Investors are also urged to review carefully the discussion under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 30, 2006, which has been filed with the Securities and Exchange Commission and may be accessed through the EDGAR database maintained by the SEC at www.sec.gov.

CONTACT: Shoe Pavilion, Inc.
              Dmitry Beinus, Chief Executive Officer, 818-907-9975

SOURCE: Shoe Pavilion, Inc.

Shoe Pavilion, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except share data)

	June 30, 2007	December 30, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 375	$ 680
Accounts receivable, net	1,916	2,430
Inventories	71,938	62,636
Deferred income taxes	1,034	1,034
Prepaid expenses and other current assets	5,232	3,138
Total current assets	80,495	69,918
Property and equipment, net	16,529	14,413
Deferred income taxes and other assets	2,634	2,585
TOTAL	$ 99,658	$ 86,916
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 12,621	$ 9,753
Accrued expenses	3,826	4,678
Borrowings under credit agreement	33,023	21,223
Current portion of capitalized lease obligations	274	156
Total current liabilities	49,744	35,810
Deferred rent and other long-term liabilities	10,327	9,580
Long-term portion of capitalized lease obligations	712	368
Total liabilities	60,783	45,758
Commitments and contingencies		
STOCKHOLDERS' EQUITY:		
Preferred stock- $.001 par value; 1,000,000 shares authorized; zero (2007) and zero (2006) shares issued and outstanding	-	-
Common stock- $.001 par value; 15,000,000 shares authorized; 9,542,331 (2007) and 9,538,552 (2006) shares issued and outstanding	10	10
Additional paid-in capital	30,304	30,069
Retained earnings	8,561	11,079
Total stockholders' equity	38,875	41,158
TOTAL	$ 99,658	$ 86,916

Shoe Pavilion, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except per share data)

	Thirteen weeks ended	
	June 30, 2007	July 1, 2006
Net sales	$ 37,537	$ 31,422
Cost of sales and related occupancy expenses	26,555	20,471
Gross profit	10,982	10,951
Selling, general and administrative expenses	12,201	9,161
(Loss) income from operations	(1,219)	1,790
Interest expense, net	(525)	(102)
(Loss) income before income taxes	(1,744)	1,688
Income tax benefit (expense)	649	(681)
Net (loss) income	$ (1,095)	$ 1,007
(Loss) earnings per share:		
Basic	(0.11)	0.11
Diluted	(0.11)	0.10
Weighted average shares outstanding:		
Basic	9,542	9,509
Diluted	9,542	9,706